EXHIBIT 10.1
                              PROMISSORY NOTE

$15,330.00                                            Santa Ana, California
                                                           February 4, 2002

     THE UNDERSIGNED promises to pay to the order of Mezzanine Capital Ltd. at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda, or at such other place as the holder hereof may designate in writing, the sum of fifteen thousand three hundred thirty dollars ($15,330.00), with interest thereon at the rate of 10% per annum from the date of the original promissory note, February 4, 2000. Principal and interest shall be due and payable upon demand. This note shall replace the promissory note for these funds dated February 4, 2001, originally due on February 4, 2002.

     Prepayment of this note may be made at any time without penalty.

     In the event of commencement of suit to enforce payment of this note, the undersigned agrees to pay such additional sum as attorney's fees as the court may adjudge reasonable.

                                         Cygni Investments, Inc.

                                         By: /s/ Carl Suter
                                             Carl Suter, President